Mail Stop 3561

June 7, 2007

John F. Brock
President and Chief Executive Officer
Coca-Cola Enterprises, Inc.
2500 Windy Ridge Parkway
Suite 700
Atlanta, GA 30339

> **Re:** **Coca-Cola Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 16, 2007**
> **File No. 1-09300**

Dear Mr. Brock:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Financial Statements and Supplementary Data, page 62

Consolidated Statements of Operations, page 66

1. Please tell us if the company's common stock held in the rabbi trust is included in
    or excluded from your earnings per share calculations and the basis for your
    conclusion. We see footnote (B) to Note 12 states you include options to
    purchase common shares in diluted earnings per share when the effects are
    dilutive but your policy note is silent with respect to the impact of common shares
    held by the trust. In your response please also tell us if the trust is required to be
    settled in cash or shares, if it provides the company or employees to choose
    settlement options, the company's accounting policy and the historical settlement
    method, as applicable. See paragraph 29 of SFAS No. 128. To the extent
    material, please consider including a discussion of the accounting policy for
    common shares held by the trust in your significant accounting policies footnote.

2. We see certain amounts presented in the fiscal 2005 Form 10-K have changed
    when presented again in 2006. For example, we note changes in net operating
    revenue and selling, delivery and administrative expenses in fiscal years 2005 and
    2004. Please tell us the reasons for the change, the accounting method used for
    each type of accounting change and how the current presentation and disclosure
    complies with the three methods of accounting changes as promulgated by
    generally accepted accounting principles, as applicable.

Consolidated Balance Sheets, page 67

3. Please tell us the nature and amounts of the netted items included in accounts
    payable to The Coca-Cola Company and your basis for presenting the amounts on
    a net basis rather than gross. Please include whether your right to setoff is
    contractually based or otherwise and how you met the conditions for a valid right
    of setoff. See paragraph 5 of FIN 39. To the extent a net presentation
    significantly affects the fair presentation of your financial position please consider
    disclosing your accounting policy and the gross amounts in future filings, as
    applicable. See paragraph 8 of APB 22.

Notes to Consolidated Financial Statements, page 70

Note 3 Related Party Transactions, page 79

Cold Drink Equipment Placement Funding Earned, page 82

4. You disclose you agree to generate a minimum sales volume and achieve a specified gross profit on certain TCCC products under the Jumpstart Programs. Please tell us why you have not included the disclosure required by paragraph 13 of FIN 45. See FSP FIN No. 45-3. Alternatively, please provide us with an example of the required disclosure for this minimum revenue guarantee in your response.

Note 6 Capital Debt and Leases, page 85

5. In future filings, please revise your table for future maturities of capital leases to present the total amount of lease payments less executory costs and amounts representing interest to arrive at the present value of minimum capital lease payments, as applicable. See paragraph 122 of SFAS No. 13.

Note 8 Commitments and Contingencies, page 88

6. Please expand your future disclosures of affiliate guarantees to discuss the approximate term of the guarantee and the circumstances which would require your performance. See paragraph 13.a. of FIN 45.

Note 9 Pension and Other Postretirement Benefit Plans, page 92

7. Please advise and disclose in future filings the dates you value the assets held in the assorted benefit plans. See paragraph B.51 of SFAS No. 158.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief